Exhibit 99.1

Volvo Aero in Partnership with Pratt & Whitney for Aircraft Engines of the Future

STOCKHOLM, Sweden--(BUSINESS WIRE)--Sept. 28, 2006--Volvo Aero has formed a partnership with the US engine manufacturer Pratt & Whitney to demonstrate new technology for the aircraft engine of the future, "Geared Turbofan Technology." It does not involve any agreement regarding a new engine program, but the new cooperation is still an important step toward a new engine undertaking for Volvo Aero.

Pratt & Whitney's coming geared turbofan engines involve a new technology leap for commercial aircraft engines. The intention is that it will be used in the next generation of medium-class (single-aisle) aircraft, which will replace today's Boeing 737 and the Airbus A320.

It is projected that the new engines will provide for 12% less fuel burn and that the noise level will be 30 decibels lower than the so-called Stage 3 requirements. The first ground tests are scheduled for the second half of 2007 and thereafter the engines will be test flown.

Volvo Aero recently ordered forged and cast goods for the turbine exhaust case and low pressure turbine case that will be part of the new demonstrator.

Pratt & Whitney will be cooperating with Volvo Aero, German MTU and Italian Avio in the development work.

"It is highly inspiring for us that Pratt & Whitney has chosen Volvo Aero as a partner in this work," says Olof Persson, President of Volvo Aero. "We view this as a first strategic step toward Volvo Aero positioning itself for the future in this important market segment to develop and manufacture one of the engines that will dominate the market for many years.

Volvo Aero in Trollhattan, Sweden, brings expertise in turbine exhaust case technology to the geared turbofan development.

"We assume that it was our unique technological know-how in turbine exhaust casings that resulted in our being assigned this role in the demonstrator phase of Pratt & Whitney's engine with geared turbofan. Our technology efforts in lightweight concepts will later in the product play an important role establishing us as a key partner in this engine," adds Olof Persson.

"Our market research had indicated that customers of the next-generation single-aisle aircraft will be equally focused on engine performance and cost of operation," says Steve Heath, former President, Pratt & Whitney Commercial Engines.

"Pratt & Whitney, together with our business partners, MTU, Avio and Volvo Aero, are committed to developing and maturing the geared turbofan technology in advance of the next-generation single-aisle aircraft", Heath adds.

Information to the editor:

Photos, showing "inspection of TEC for PW2000", are available at http://www.volvo.com/volvoaero/global/en-gb/newsmedia/image+bank/news+images/

(Please note that, due to its length, you may have to copy and paste the above URL into your Internet browser.)

Pratt & Whitney has more than 17,000 aircraft engines in service with hundreds of airlines around the world. Additionally, Pratt & Whitney is a leading partner in two joint-venture companies to manufacture commercial aircraft engines: the International Aero Engines (IAE) V2500, which operates on the Airbus A320 family of aircraft, and the Engine Alliance (EA) GP7200 engine, FAR 33 certified on the new Airbus A380.

Pratt & Whitney is a world leader in the design, manufacture and service of aircraft engines, space propulsion systems and industrial gas turbines. United Technologies, based in Hartford, Connecticut, USA, is a diversified company providing high technology products and services to the global aerospace and building industries.

Additional information on the company is available on the Internet at http://www.pratt-whitney.com/

Volvo Aero, a subsidiary in the Volvo Group, develops and manufactures components for commercial aircraft engines and rocket engines with high technology content as a partner to the world's leading manufacturers in this segment. Volvo Aero also develops, manufactures and services military engines. In its service operations, the company offers a broad range of products, including distribution of spare parts for aircraft engines and aircraft, sale and leasing of aircraft engines and aircraft, and overhaul and repair of aircraft engines. Volvo Aero Services Corp. is the aviation service provider within Volvo Aero.

Additional information on the company is available below and on the Internet at www.volvoaero.com

Volvo Aero develops and manufactures components for aircraft and rocket engines with a high technology content in cooperation with the world's leading producers. Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines. Volvo Aero is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

(http://wpy.observer.se/wpyfs/00/00/00/00/00/08/5A/6F/wkr0001.pdf)

This information was brought to you by Waymaker
http://www.waymaker.net

CONTACT: Volvo Aero, Pratt & Whitney and MTU programs
Nils-Olof Gustafsson, +46 52094966 or +46 0705738185